September 24, 2015
ROBERT A. FREEDMAN		EMAIL RFREEDMAN@FENWICK.COM Direct Dial (650) 335-7292

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[*].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Christian Windsor
Tabatha McCullom
Mary Mast
Eric Envall

Re:	AnaptysBio, Inc.
Registration Statement on Form S-1
Filed September 9, 2015
File No. 333-206849

Ladies and Gentlemen:

On behalf of AnaptysBio, Inc. (the “Company”), and in connection with the submission of a letter dated August 18, 2015, in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 13, 2015 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1(the “Registration Statement”), we submit this supplemental letter to further address comment 14 of the Comment Letter concerning valuation considerations related to the Company’s recent equity awards and to assist the Staff in its review of the Registration Statement. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 1

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

The Company advises the Staff that the Company currently anticipates that it will include an expected price range in its preliminary prospectus (the “Preliminary Prospectus”) for the proposed initial public offering (the “IPO”) that will be between $[*] and $[*] per share after effecting a proposed [*] to 1 reverse stock split (the “Price Range”). The Company anticipates effecting the reverse stock split in connection with its IPO pursuant to a future amendment of the Company’s certificate of incorporation that will be filed with the Secretary of State of the State of Delaware before filing the Preliminary Prospectus with the Commission (the “Stock Split”). The share numbers and stock prices set forth in this letter reflect the Stock Split and are all post-split. The Price Range has been determined based, in part, upon current market conditions, recent public offerings of other comparable companies and input received from the lead underwriters of the proposed offering, including discussions that took place on September 17, 2015 between senior management of the Company and representatives of BMO Capital Markets Corp. and Stifel Nicolaus & Company, Incorporated, the lead underwriters.

Before September 17, 2015, the Company had not held formal discussions with the underwriters regarding a price range for the IPO. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described on pages 67 and 68 of the Registration Statement, the Company’s Board of Directors (the “Board”) has determined the fair value of the Company’s common stock at the time of option grants by using the market approach outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation whereby the value of the Company is derived from the value of comparable companies, or interests in comparable companies, that have been sold in recent arm’s length transactions. In particular, the Company looked to other publicly-traded companies, and calculated valuation multiples from these selected guideline companies to provide indications of how much a current investor in the marketplace would be willing to pay for a company with a similar business, size, geographic region and other operating characteristics. The Company also relied on data from actual transactions, such as mergers and acquisitions and completed initial public offerings in the Company’s industry and related industries. The Board also considered the status of the Company’s progress towards an IPO and valuations of the Company’s common stock by a third-party valuation firm, and determined that the assumptions and inputs used in connection with such valuations reflected the Board’s and management’s best estimate of the business condition, prospects and operating and financial performance of the Company at each valuation date.

The third-party valuation reports as of March 31, 2015 (the “March Valuation Report”) and June 30, 2015 (the “June Valuation Report” and together with the March Valuation Report, the “Valuation Reports”) were prepared using the probability-weighted expected-return method (PWERM), in which the value of the Company’s common stock is estimated based on a probability-weighted average of the future enterprise value (calculated using the market approach described above) under several possible outcomes. The June Valuation Report assumed the completion of the Series D preferred stock financing at a price of $9.98 per share, in which the Company raised approximately $40.8 million and which closed on July 13, 2015, which included sales to new investors exceeding 50% of the aggregate purchase price. Shares of the Company’s convertible preferred stock have rights, preferences and privileges senior to shares of the Company’s common stock, specifically, the right to receive dividends before any dividends declared or paid on any shares of the Company’s common stock, the right to receive proceeds upon a deemed liquidation event in preference to shares of common stock, anti-dilution protections and certain protective provisions that require the approval of the holders of shares of preferred stock for specific corporate actions. The

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 2

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

Board used the Valuation Reports as one of the objective factors along with other subjective factors it considered in determining the fair value of the Company’s common stock.

The following table summarizes the options granted by the Company in 2015. No other equity awards were granted in 2015.

Award Date	Shares Underlying	Valuation Date	Fair Value of Common Stock/ Exercise Price of Option	Discount for Lack of Marketability
June 10, 2015	56,705	March 31, 2015	$6.12	22.7%
July 6, 2015	30,437	June 30, 2015	$9.32	20.5%
August 14, 2015	553,481	June 30, 2015	$9.32	20.5%

We are supplementally providing the Staff the following discussion regarding the significant factors contributing to the difference between the estimated initial public offering price and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of the Company’s common stock on each of June 10, July 6, and August 14, 2015, on the one hand, and the Price Range estimated by the Company, on the other hand, is due to the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company and used to determine the Price Range, which assume a successful IPO as of today’s date with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company, compared to the valuation methodologies, assumptions and inputs used in the valuations determined by the Board on June 10, July 6, and August 14, 2015, including as described above in connection with the description of methodologies used for the Valuation Reports;

•	the Price Range necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created and, therefore, excludes any marketability or liquidity discount for the Company’s common stock, which was appropriately taken into account in the Board’s determinations of fair value on June 10, July 6, and August 14, 2015;

•	differences in comparable companies in the life sciences market discussed between the Company and the underwriters and used to determine the Price Range, as compared to the prior analysis applied and comparable companies used by the Board;

•	the Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the determination of the Price Range; and

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 3

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

•	advancements in the development of the Company’s product candidates and the product candidates of the Company’s collaborators.

The Company expects to include a price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as September 30, 2015. Such price range could differ from the Price Range based on then-current market conditions, continuing discussions with the lead underwriters and further business developments impacting the Company. We are providing this information to you supplementally to facilitate your review process.

The Company supplementally advises the Staff that, in the Preliminary Prospectus, it will include the following disclosure (with the blanks to be filled with post-Stock Split amounts):

“We determined, after consultation with the underwriters, that our initial public offering price range will be $         to $         per share. As of the dates of the June 10, 2015, July 6, 2015 and August 14, 2015 stock option grants, our board of directors had determined the fair value of our common stock to be $6.12 per share (for the June 10, 2015 grants) and $9.32 per share (for the July 6, 2015 and August 14, 2015 grants). The determination was based upon the factors described above. We believe the difference between the fair value of our common stock for the June 10, 2015, July 6, 2015 and August 14, 2015 grants, in each case as determined by our board of directors, and the initial offering price range is a result of the following factors:

•	differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with our management, which assume a successful initial public offering with no weighting attributed to any other outcome, compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors;

•	the price range necessarily assumes that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or liquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

•	differences in comparable companies in the life sciences market discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by our board of directors; and

•	advancements in the development of our product candidates and the product candidates of our collaborators.”

We have also attached for the Staff’s Review as Exhibit A to this letter certain proposed changes to be included in the Preliminary Prospectus that reflect the Stock Split, the Price Range and the estimated proceeds to the Company from the offering. The Preliminary Prospectus as filed with the Commission will also contain additional changes throughout the entire document to reflect, in particular, the Stock Split.

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 4

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

The Company appreciates the Staff’s willingness to accommodate the Company and respectfully requests that the Staff review Exhibit A in advance of the filing of the Preliminary Prospectus.

*********

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 5

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

Should the Staff have questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292.

Sincerely,

/s/ Robert A. Freedman

Robert A. Freedman

cc:

Hamza Suria, Chief Executive Officer

AnaptysBio, Inc.

Effie Toshav, Esq.

Matthew Rossiter, Esq.

Melissa V. Frayer, Esq.

Fenwick & West LLP

Charles Kim, Esq.

Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 6

Securities and Exchange Commission

Division of Corporation Finance

September 24, 2015

Exhibit A

[*]

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPTYSBIO, INC.

ANAPTYSBIO - 7